Sub-Item 77J

                      Revaluation of Assets or Restatement
                            of Capital Share Account

                           AIM Counselor Series Trust
                       AIM Floating Rate Fund (the "Fund")

On December 1, 2009 the Board of Trustees approved changes to the pricing valuation methodology, to be effective January 1, 2010. This change was implemented for Corporate Loans from bid quotation to the mean or otherwise calculated at the mid price between the bid and asked quotation. The change was implemented to align pricing methodologies among all debt instruments. The impact of this valuation policy change was an increase of $3,164,818 to investments at value, unrealized appreciation and net assets and approximately $0.06 per share to the Fund. Had the policy change not occurred, Net gains on securities (both realized and unrealized) per share would have been $0.33, $0.32, $0.33, $0.33 and $0.33 for Class A, Class C, Class R, Class Y and Institutional Class shares, respectively and total returns would have been lower.